 LOKIMOX®

708 Main Street, 10th Floor
Houston, TX USA 77002

+1 (832) 975-1652
info@lokimox.com

July 19, 2019

I, Derek Brien Gilboe, certify that:

1) The financial statement of *Lokimox Texas LLC* dba *Lokimox* included in this Form are true and complete in all material aspects; and
2) The tax return information of [insert company name] included in this Form reflects accurately the information reported on the tax return for *Lokimox Texas LLC* dba *Lokimox* filed for the fiscal year ended December 31, 2018.

Digitally signed by
Derek B Gilboe, PE
Date: 2019.07.19
09:03:26 -05'00'

Derek B Gilboe, PE
Managing Director